# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Centuri Holdings, Inc., CIK 0001981599
CUSIP: 155923105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 19820 North 7th Avenue, Suite 120, Phoenix, Arizona (AZ), 85027
Date of event which requires filing of this statement: 09/05/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001692115

## Reporting persons
- Southwest Gas Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Centuri Holdings, Inc.
Address of issuer's principal executive offices: 19820 North 7th Avenue, Suite 120, Phoenix, Arizona 85027

## Item 2. Person Filing
Name of person filing: Southwest Gas Holdings, Inc.
Address of principal business office or, if none, residence: 8360 S. Durango Dr. Post Office Box 98510, Las Vegas, Nevada 89113
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in the cover page of this Schedule 13G is incorporated herein by reference.
Percent of class: 0.0
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Southwest Gas Holdings, Inc.: /s/ Catherine M. Mazzeo, Senior Vice President/Chief Legal, Safety and Compliance Officer and Corporate Secretary (09/05/2025)